                                                                    EXHIBIT 12.1

                          ON SEMICONDUCTOR CORPORATION
                CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (IN MILLIONS, EXCEPT RATIOS)



                                                        JANUARY 1,    AUGUST 4,                                   SIX MONTHS
                                                      1999 THROUGH  1999 THROUGH                                     ENDED
                              YEAR ENDED DECEMBER 31,   AUGUST 3,   DECEMBER 31,  YEAR ENDED DECEMBER 31,    JUNE 29,     JUNE 28,
                              -----------------------
                                 1997         1998        1999          1999        2000          2001         2001         2002
                                 ----         ----        ----          ----        ----          ----         ----         ----

EARNINGS

    Pre-tax income (loss)            --         --      $  103.3     $   47.6     $  136.5      $ (375.4)    $ (220.5)    $  (72.2)
    from continuing
    operations before
    adjustment for minority
    interests in
    consolidated
    subsidiaries or income
    or loss from equity
    investees

FIXED CHARGES

    Interest expense and             --         --           7.3         57.1        137.6         140.7         62.5         74.5
    amortization of debt
    issuance costs

    One-third of rental              --         --           1.3          2.3          4.3           3.7          1.8          4.1
    expense

Total Fixed Charges                  --         --           8.6         59.4        141.9         144.4         64.3         78.6

Pre-tax income (loss) from           --         --      $  111.9     $  107.0     $  278.4      $ (231.0)    $ (156.2)    $    6.4
continuing operations before
adjustment for minority
interests in consolidated
subsidiaries or income or
loss from equity investees
plus fixed charges

Ratio of Earnings to Fixed           --         --          13.0          1.8          2.0            --           --           --
Charges

(1) We have calculated our ratio of earnings to fixed charges as earnings, which is pre-tax income before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investments and fixed charges, divided by fixed charges, which are expensed and capitalized interest and capitalized expenses related to indebtedness and estimated interest included in rental expense. The deficiencies for the year ended December 31, 2001 and the first six months of 2001 and 2002 were $375.4 million, $220.5 million and $72.2 million, respectively. The ratio of earnings to fixed charges for the years ended December 31, 1997 and 1998 has not been presented because, prior to our recapitalization, we did not have any debt. Interest expense was allocated to us by Motorola and was not based on our actual fixed charges. We believe that such information computed on a historical basis is not meaningful to investors.





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